SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 3

ECOLAB INC.

(Name of Subject Company (Issuer))

Ecolab Inc.

(Name of Filing Person (Offeror))

Common Stock, $1.00 par value

(Title of Class of Securities)

278865100

(CUSIP Number of Class of Securities)

Michael C. McCormick

Executive Vice President, General Counsel and Secretary

1 Ecolab Place

St. Paul, Minnesota 55102

(800) 232-6522

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Charles W. Mulaney, Jr.	Michael J. Aiello
Richard C. Witzel, Jr.	Sachin Kohli
Skadden, Arps, Slate, Meagher & Flom LLP	Weil, Gotshal & Manges LLP
155 North Wacker Drive	767 5th Avenue
Chicago, Illinois 60606	New York, New York 10153
Telephone: (312) 407-0700	Telephone: (212) 310-8000
Facsimile: (312) 407-0411	Facsimile: (212) 310-8007

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$1,352,454,999.78(1)	$175,548.66(2)

(1)

Estimated solely for calculating the filing fee, based on the average of the high and low prices (as reported on the New York Stock Exchange on April 29, 2020) of shares of common stock, par value $0.01 per share, of Apergy Corporation (“Apergy”) into which shares of common stock, par value $0.01 per share, of ChampionX Holding Inc. being offered in exchange for shares of common stock, par value $1.00 per share, of Ecolab Inc., will be converted, and paid in connection with Apergy’s Registration Statement on Form S-4, which was initially filed on February 12, 2020 (Registration No. 333-236379) (the “Apergy Form S-4”), calculated as set forth therein, relating to the transactions described in this Schedule TO.

(2)	The amount of the filing fee has been calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, in connection with the Apergy Form S-4, as set forth therein.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $435,381.23 Form or Registration No.: Form S-4 (Registration No. 333-236379)	Filing Party: Apergy Corporation Date Filed: February 12, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 3 amends and supplements the Issuer Tender Offer Statement on Schedule TO filed by Ecolab Inc. (“Ecolab”) with the Securities and Exchange Commission (the “SEC”) on May 1, 2020, as amended by Amendment No. 1 to the Issuer Tender Offer Statement, filed with the SEC on May 19, 2020 and Amendment No. 2 to the Issuer Tender Offer Statement, filed with the SEC on June 2, 2020 (as so amended, the “Schedule TO”). The Schedule TO relates to the offer by Ecolab to exchange all shares of common stock, par value $0.01 per share (“ChampionX common stock”), of ChampionX Holding Inc. (“ChampionX”) for shares of common stock, par value $1.00 per share (“Ecolab common stock”), of Ecolab that are validly tendered and not properly withdrawn prior to the expiration of the Exchange Offer (as defined below). Immediately following the consummation of the Exchange Offer, Athena Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Apergy (“Merger Sub”), will be merged with and into ChampionX, whereby the separate corporate existence of Merger Sub will cease and ChampionX will continue as the surviving corporation and a wholly owned subsidiary of Apergy (the “Merger”). In the Merger, each outstanding share of ChampionX common stock (except for shares of ChampionX common stock held by ChampionX, which will be cancelled and cease to exist, and no consideration will be delivered in exchange therefor) will be converted into the right to receive shares of common stock, par value $0.01 per share, of Apergy (“Apergy common stock”), upon the terms and subject to the conditions set forth in the Prospectus, dated May 1, 2020 (the “Prospectus”), the Letter of Transmittal and the Exchange and Transmittal Information Booklet, copies of which are attached hereto as Exhibits (a)(i), (a)(ii) and (a)(iii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”).

In connection with the Exchange Offer, ChampionX has filed with the SEC, under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 and Form S-1 (Registration No. 333-236380) (as amended, the “Registration Statement”) to register the shares of ChampionX common stock offered in exchange for shares of Ecolab common stock tendered in the Exchange Offer and to be distributed in any clean-up spin-off to the extent that the Exchange Offer is not fully subscribed. Apergy has filed under the Securities Act a registration statement on Form S-4 (Registration No. 333-236379) to register the shares of Apergy common stock into which shares of ChampionX common stock will be converted in the Merger.

This Amendment No. 3 shall be read together with the Schedule TO. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule TO.

Item 4. Terms of the Transaction.

Item 4(a) of the Schedule TO, which incorporates by reference the information contained in the Exchange Offer, is hereby amended and supplemented by adding the following thereto:

The Exchange Offer expired at 12:01 a.m., New York City time, on June 3, 2020. Based on a preliminary count by the exchange agent as of the expiration time, approximately 98,051,658 shares of Ecolab common stock were tendered for exchange, including 50,418,867 shares that were tendered by notice of guaranteed delivery. Because the Exchange Offer is oversubscribed, except in the case of shares of Ecolab common stock tendered by odd-lot stockholders (excluding certain plan participants in Ecolab savings plans), Ecolab intends to accept only a portion of the number of shares of Ecolab common stock that were tendered, on a pro rata basis in proportion to the number of shares tendered. Ecolab intends to accept for exchange 4,955,552 shares of Ecolab common stock in exchange for 122,237,115 shares of ChampionX common stock held by Ecolab. Based on the preliminary results, if all shares tendered by notice of guaranteed delivery are delivered under the terms of the Exchange Offer, the estimated preliminary proration factor applied to tendered shares of Ecolab common stock (i.e., the percentage of tendered shares that will be accepted) is approximately 4.67%. The preliminary proration factor is subject to change. Ecolab will not be able to determine the final proration factor until the delivery of all shares of Ecolab common stock tendered by guaranteed delivery is completed, which Ecolab expects to be at 5:00 p.m., New York City time, on June 4, 2020. Ecolab will publicly announce the final proration factor after it has been determined, which may be different from this preliminary estimate.

Following the consummation of the Exchange Offer, the Merger closed effective as of June 3, 2020. In the Merger, each whole share of ChampionX common stock outstanding immediately following the Exchange Offer was converted into one share of Apergy common stock (with cash to be paid in lieu of any remaining fractional shares in accordance with the Merger Agreement).

On June 3, 2020, Ecolab issued a press release announcing the preliminary results of the Exchange Offer, a copy of which is attached as Exhibit (a)(5)(xxix) hereto and is incorporated herein by reference.

On June 3, 2020, Ecolab issued a press release announcing the consummation of the Exchange Offer and Merger, a copy of which is attached as Exhibit (a)(5)(xxx) hereto and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibits thereto:

Exhibit No.	Description

(a)(5)(xxvii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 2, 2020 (incorporated by reference to Ecolab’s Form 425 filed with the Securities and Exchange Commission on June 2, 2020)

(a)(5)(xxviii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 3, 2020 (incorporated by reference to Ecolab’s Form 425 filed with the Securities and Exchange Commission on June 3, 2020)

(a)(5)(xxix)	Press Release by Ecolab, dated June 3, 2020 (incorporated by reference to Ecolab’s Form 425 filed with the Securities and Exchange Commission on June 3, 2020 (SEC Accession No. 0001558370-20-007241))

(a)(5)(xxx)	Press Release by Ecolab, dated June 3, 2020 (incorporated by reference to Ecolab’s Form 425 filed with the Securities and Exchange Commission on June 3, 2020 (SEC Accession No. 0001558370-20-007249))

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ECOLAB INC.

By:	/s/ Michael C. McCormick
Name: Michael C. McCormick
Title: Executive Vice President, General Counsel and Secretary

Dated: June 3, 2020